UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-32188

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:                                   .

Read Attached Instructions Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oragenics, Inc.
Full Name of Registrant

Former Name if Applicable

42902 Eisenhower Blvd, Suite 125
Address of Principal Executive Office (Street and Number)

Tampa, FL 33634
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-CEN, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Oragenics, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) by March 31, 2023 due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. The delay in the Registrant’s filing is attributable to delays associated with effectuating the Registrant’s reverse stock split after yearend and with vendor confirmation responses on the Registrant’s payments made to vendors during the reporting period and, as a result, the Registrant is still in the process of compiling the required information to complete the Annual Report, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the year ended December 31, 2022, to be incorporated in the Annual Report. The Registrant anticipates filing its Annual Report within the grace period provided under Rule 12b-25. As previously reported in a Form 8-K filed with the Securities and Exchange Commission on February 24, 2023, as of December 31, 2022, the Company’s cash and cash equivalents balance is expected to be approximately $11.4 million.

Some of the statements contained in Part II, III and IV of this Form 12b-25 are forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the Registrant’s ability to finalize its Form 10-K by the prescribed filing date. These risks could cause the Registrant’s actual results to differ from those expressed in any forward-looking statement made by, or on behalf of, the Registrant.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Janet Huffman	(813) 286-7900
	(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Oragenics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	/s/ Janet Huffman
Janet Huffman, Chief Financial Officer

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